UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

Cloudastructure, Inc.

(Exact name of registrant as specified in its charter)

Delaware	87-0690564

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

150 SE 2nd Ave, Suite 300 Miami, FL	33131

(Address of principal executive offices)	(Zip Code)

650-644-4160

Registrant’s telephone number, including area code

Units Warrants Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report on Form 1-K (the “Annual Report”), the terms “Cloudastructure”, “we”, “us”, “our” or the “Company” refer to Cloudastructure, Inc.

THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The market data and certain other statistical information used throughout this report are based on independent industry publications, governmental publications, reports by market research firms, or other independent sources that we believe to be reliable sources. Industry publications and third-party research, surveys, and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this report, and we believe that these sources are reliable. We have not independently verified the information contained in such publications. While we are not aware of any misstatements regarding any third-party information presented in this report, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors. Some data are also based on our good faith estimates.

Item 1. Business

Overview

Cloudastructure was incorporated under the laws of the State of Delaware on March 28, 2003. Cloudastructure provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance and access control in a cloud-model. We provide on-premises hardware that talks to a customer’s cameras and doors. Then we host a cloud solution that allows the customer to see their video (live and recorded) and manage which employee’s badge works on which door from anywhere. Since we are in the cloud, we have available computational resources that would be impractical to build and maintain at each customers' location. These computational resources allow us to provide more advanced AI (artificial intelligence) solutions than are possible in the legacy on-premises model. Such AI solutions include Tagger(tm) which tags all objects seen in a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers’ video surveillance and access control data to make for easy search, just like Google indexed the web for easy search. We also allow the user to use their phone for access instead of using a legacy Radio-Frequency Identification (RFID) card or badge.

Our Background

Cloudastructure’s inception was the result of an incident of corporate theft at a previous company of our CEO and founder, Rick Bentley. At his previous venture-backed company in San Francisco during the dot-com boom, someone walked into his company’s headquarters, picked up a laptop with sensitive, confidential data of the company, and walked out the door. Although the company had installed an expensive video surveillance system, someone had unplugged the on-premises system during the theft, and as a result, there was no video of the incident. Systems like these are still the standard today – which is why Cloudastructure believes there is an opportunity to bring innovation and new technology to enhance the field of video surveillance security, and eliminate the weaknesses of today’s standard surveillance systems.

Cloudastructure, Inc. was originally incorporated as “Connexed Technologies, Inc” in 2003, and offered cloud video surveillance systems. On September 1, 2013, Connexed Technologies, Inc. and Reach Systems, Inc., which had been offering cloud access control since 2005, entered into an Asset Purchase Agreement pursuant to Connexed Technologies purchased all of the assets of Reach Systems Inc. The acquisition of Reach System’s Inc.’s assets allowed the Company to recognize the synergies of customer value with the bundling of video surveillance and access control delivered as a cloud-based service. The Company subsequently changed its name to “Cloudastructure, Inc.” on September 28, 2016.

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Principal Products and Services

Cloudastructure’s solution centralizes the management of access control and video surveillance. The cloud model allows customers to scale geographically to multiple locations without complicated or insecure network settings. Cloudastructure can support a client’s installation efforts, helping the client get in touch with local installation partners or take turnkey responsibility for delivering the solution seamlessly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or large capital budgets. As the Company adds more artificial intelligence (e.g. doing what the guard at the front desk does: making sure a face matches the entry badge and that no one "piggybacks" in behind an authorized party without a badge), the Company believes that it will likely be able to increase pricing, in the future, for its cloud-based solution.

Existing Products and Services

Please see below for a summary of our existing products and services.

Product / Service	Description	Current Market
Service: Cloud Video Surveillance	Video stored in the cloud. Multiplatform (web, phone, tablet) access. Features include playback of recorded video, live view of current video, and object detection / search.	Small, medium and enterprise-sized business, and education markets
Service: Cloud Access Control

Access control system managed from the cloud. Multiplatform (web, phone, tablet) compatible. Features include allowing the user to unlock doors from a live video feed or from a smart device’s home screen. This existing 1.0 version of our access control system is on hold from a sales perspective, pending the development of a newer 2.0 version, which is already underway We still support existing devices and users in the interim.

Small, medium and enterprise-sized business, and education markets
Product: Cloud Video Recorder (CVR)

Records video. This device is compatible with existing or new cameras, and stores records and stores data even if not connected to the internet. The device uploads recordings to the cloud and manages bandwidth. It is network secure.

Small, medium and enterprise-sized business, and education markets
Product: Cloud Door Controller

Controls door access. It stores an “allow-list” (i.e. authorized personnel) locally in the device. It works if internet access is down, and is compatible with a majority of door hardware currently in use. It is network secure.

This existing 1.0 version is on hold from a sales perspective, pending the development of a newer 2.0 version. We still support existing units in the field.

Small, medium and enterprise-sized business, and education markets

Our current process is as follows: first, we install our on-premises hardware that interfaces with the customer’s current video surveillance security system. Once installed, we are able to send all the video recorded by the customer’s system to our cloud. Once the video is with us, we have a unique advantage over all on-premises solutions - we can run it all through large GPU's (Graphics Processing Units, faster than CPUs at handling video) that are hosted by third parties running Machine Learning software that can start to see across 100's or 1,000's of cameras better than any single human can. Next, our cloud-based system can index all the objects and faces in the video. This means that the video can be searched by tag: person, animal, vehicle, etc. and even individual faces. Then, when our cloud-based system detects a person, it can attempt to match that person to a face in our database. If we can, we run that through a face recognition system, which allows a search to be conducted to locate a specific person, name, and face. This is what we are currently selling now.

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Current higher-level features of our products and services, beyond our standard Video Surveillance and Access Control, include:

1.	Computer Vision:

a.	Tagger. Generates tags for every object it sees in the video. Things like “animal” or “person” or “vehicle”. Then, we let the customer search by tag. No more watching branches blow or cars drive by for an hour - just search by "person" and see only videos that have people in them.

b.	Face Recognition. Face Recognition tags all videos with faces recognized in them. You can search by known person (e.g. Patrick) or unknown person (e.g. Unknown123). "Hey, that guy right there who attacked that other person ... where else has he been on my campuses?"

c.	Covid 19 related: Detection of people wearing or not wearing face masks. This information is of interest to many municipalities and companies that want to track compliance with mandatory face covering requirements or just to gather objective measures of what percent of a population in an area, campus or building are wearing face coverings.

2.	Smartkey. Allows an employee’s phone to open a door. It's more secure, and people generally always have their phone with them, so less risk of lost keys. Also enables a person to see someone live on video and unlock the door for them if they're locked out, dropping off a package, etc. Further development and marketing of this feature is on hold pending the development of our 2.0 Access Control System and associated Cloud Door Controller.

3.	Mobile applications. Our end user functionality is now available on both iOS and Android platforms.

Products and Services in Development

1.	Computer Vision.

a.	Tailgate/Piggyback Prevention. One of the front desk guard's primary functions is making sure no one “tailgates” in behind someone else who is badging in. Unlike human guards, we can do this cost effectively on all the doors (side door, back door, document room, etc.) and not just the main lobby door.

b.	People Counter and Distancing. Detection of the number of people in an area and their proximity to each other, e.g. Social Distancing.

c.	Insurance and Property Management Related Events. Water on the floor, slip and falls, and other issues that if caught early can have savings much greater than the cost of a video surveillance system.

2.	Door System. We have a 1.0 door system that we are currently upgrading to our 2.0 and then, once integrated, we will have unfettered access to the door events (e.g. card read, access granted, door opened). This will allow us to optimize tailgate/piggyback functionality. We are in the early stages of researching integration with accurate non-contact body temperature thermometers (e.g. subject puts their forehead inches from the reader). This could be combined with video surveillance face recognition to capture the subject’s face and establish their identity at the time of the reading. This information could be used to deny entry and/or send an alert when a person with fever attempts to enter a building or other secure area.

3.	Cloud Access Control 2.0 and Cloud Door Controller 2.0. As described above, the Company is currently developing 2.0 versions of its Cloud Access Control service and Cloud Door Controller product. Planned improvements in the 2.0 versions include an Internet of Things (IoT) device – devices connected and controllable via the internet - device and related cloud services. The Company expects these 2.0 versions will be fully developed by mid 2022.

4.	Edge Computing. In some cases it is desirable to perform Computer Vision tasks at the “edge” (on premises) and not in the cloud. Reasons could include lower latency, moving the power consumption to the customer, or low bandwidth situations where the user is unable to upload all the video to the cloud in full resolution and frame rate, etc. Cloudastructure is developing edge-computing products to meet the price-performance targets of our customers that desire such capabilities.

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Development Timelines

For all of the above development projects, as well as any other future projects of the Company, timeline to completion and costs are intertwined. The more working capital to which we have access, the faster we can develop. However, the more working capital we have, the more we can expand the feature set of a product or service, which can paradoxically increase the timeline to completion of that product or service. Also, for all development projects, we believe executing them in partnership with at least one customer is superior to developing them without end user input. This means that the initial scope of each project usually cannot be known until there is a complete product specification which involves input from third parties that we do not control, and the final scope cannot be known until there are sufficient testing and feedback cycles that enable all parties to agree the product or service is market ready. Therefore, it is difficult for us to provide exact timelines or costs for any of the above products and services at this time. Nonetheless, we believe most of these projects will be completed in 2022.

Business Model

Cloudastructure operates under a Software-as-a-Service (SaaS) model. We found that we can compete with incumbents in this industry by pricing by the door and camera per year (e.g. $249/year per camera). We make more recurring revenue than they do while still providing a lower TCO (Total Cost of Ownership) to our customers. However, we believe our higher-level AI features will allow us to achieve security guard level pricing - which is much higher than what we charge now. We intend to benefit from this price elasticity.

The Cloudastructure hardware utilizes state of the art technology, delivered at a very competitive price that beats the industry standards and comes with zero maintenance or replacement costs with a lifetime warranty. Cloudastructure’s solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations.

Distribution

Cloudastructure’s services require a physical installation of our on-premises hardware at the client’s desired location. Cloudastructure facilitates this installation – either delivering a turnkey solution to the client itself, or helping the client get in touch with local installation partners to make sure the process is handled smoothly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or capital budgets.

The Market

Cloudastructure considers itself to be in the video surveillance industry. According to a May 2019 study published by Allied Market Research, the global video surveillance market was valued at $28.184 billion in 2017, and is projected to reach $87.36 billion by 2025, growing at a CAGR of 14.2% from 2018 to 2025. Video surveillance systems can be used in nearly any environment. Security and surveillance are required for all organizations worldwide. Governments, enterprises, financial institutions, and healthcare organizations alike are all expected and required to have a certain level of security and monitoring measures. As a result, there has been an increase in the demand for security applications such as video surveillance to monitor and record borders, ports, transportation infrastructure, corporate houses, educational institutes, public places, buildings, and others, which is expected to drive the video surveillance market growth globally.

The increase in demand for security systems has also resulted in an increased demand for more advanced systems, such as Internet Protocol cameras, or IP cameras, which receive control data and send image data via the Internet. They are commonly used for surveillance but unlike analog closed-circuit television (CCTV) cameras, they require no local recording device, only a local area network. IP security cameras send their signal over a network, allowing greater information transfer than an analog signal. A growth in transition from analog surveillance to IP cameras and integration of internet-of-things has fueled the growth of the video surveillance market size. However, factors such as high investment cost in data storage technologies and lack of professional expertise in handling IP cameras have hampered the market growth.

With its technological solutions that address problems historically faced in the video surveillance industry, Cloudastructure intends to capitalize on this growing need for sophisticated surveillance systems, targeting small, medium, and enterprise-sized businesses in any industry or market.

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Competition

The Company’s primary competitors include Eagle Eye Networks, Avigilon, Verkada, Genetec, Milestone, Qodnify, Dropcam, Bosch, Tyco, Honeywell, Siemens, Lockitron, Latch, Brivo, and Kisi. The markets for the Company’s products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of artificial intelligence security and cloud based video surveillance.

Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Employees

As of March 31, 2022, the Company had 22 full-time employees and 3 part-time employees.

The Company generally enters into agreements with its employees that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Outsourcing

We currently outsource a number of key functions of the Company to third parties, including accounting, legal and payroll.

In addition, we host our services on Google and Amazon’s cloud platforms. There are a number of alternative cloud providers that we could utilize, to instead host, such as Microsoft or Digital Ocean, if it became necessary – or we could put our own computers up in a co-location facility to achieve the same result.

Key Customers

For the year ended December 31, 2021, Centrex accounted for 59% of our revenues. As with our other customers, we provide our services to this customer on an at-will basis, with no formalized agreement governing the terms of our services in place. We are continuing to develop other customer relationships and, while we value the relationship with this particular customer highly, management believes we are not substantially financially dependent on our relationship with this customer, or any other particular customer of the Company. Our ideal customer is an enterprise business with multiple locations for our security systems.

Suppliers

We currently utilize third-party suppliers of computers (specifically, x86 models) onto which we install software, ours and third parties’, to turn them into our Cloud Video Recorders (CVRs). To date, we have bought computers primarily through Amazon, Exxact, and Newegg, but there are a large number of suppliers that we could source from for these computers should we have to source from alternative providers for any reason.

Strategic Acquisitions

Our core focus is to grow Cloudastructure organically. However, we may selectively evaluate strategic acquisition opportunities that would allow us to expand our footprint, broaden our client base and deepen our product and service offerings. We believe that there are meaningful synergies that result from acquiring small companies that provide unique solutions and opportunities for our Company and its clients. Integrating these solutions into our broader technology and client base and integrating acquisitions into our plan of operations may potentially result in revenues and cost synergies. As of the date of this Annual Report, we have completed an acquisition of one business, and have entered into a non-binding commitment for acquisition of another business, which we describe below. We continue to look for opportunities in this regard.

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Visionful

On February 4, 2022, the Company completed the acquisition of substantially all of the assets and assumed certain stated liabilities of Visionful Holding Inc., a Delaware corporation (“Visionful”). The Company, Visionful and the sole stockholder of Visionful entered into an asset purchase agreement dated December 30, 2021, as amended as of February 1, 2022 (the “Purchase Agreement”). The asset acquisition was deemed completed by the parties as of February 1, 2022.

Under the terms of the Purchase Agreement the total purchase price for the purchased assets is up to a maximum of (i) $1,081,499.20 in cash (the "Cash Payment") and (ii) 1,000,000 shares of Class A Common Stock (the "Equity Payment"). The total maximum purchase price is to be paid in two installments. At the closing of the Purchase Agreement (the “Closing”), the Company paid to Visionful (i) $282,662 in cash (less $28,000 to be retained by the Company for six months as an indemnification holdback amount) and, (ii) 293,062 shares of Class A Common Stock.

The Purchase Agreement also provides that if, within six months of the Closing, the Company is able to enter into a contract with Stanford Healthcare Systems that provides the Company with at least $1,467,000 in consideration payable by Stanford Healthcare Systems for the Company providing hardware, installation and one year of software, an additional cash payment of $798,837.20 shall be made and the Company will issue an additional 706,938 shares of Class A Common Stock to Visionful (the “Contingent Payments”). In the event that a contract with Stanford HealthCare Systems is timely entered into, but with a value of less than $1,467,000, the Contingent Payments would be appropriately pro-rated. As of the date of this Annual Report, the Company has not entered into a contract with Stanford HealthCare Systems.\

Visionful is a company that offers a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. We believe this acquisition will add an exciting new License Plate Recognition and analytic component to our cloud-based video surveillance platform. Harmonious with Cloudastructure’s security platform, Visionful’s advanced License Plate Recognition features can be integrated with public safety API’s to alert security personnel to the presence of bad actors on their campuses. The feature provides a unique and vital differentiator between Cloudastructure’s award-winning video surveillance platform and that of competitors, which we hope will lead to more opportunities for our Company.

Infrastructure Proving Grounds

On January 19, 2022 the Company signed a non-binding Letter of Intent to acquire Infrastructure Proving Grounds (IPG) , an internet of things (IoT) cybersecurity company. IPG produces the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition will add an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform and will enable Cloudastructure to provide a key service offering for enterprise customers as they embrace new IoT technologies. According to a September 2019 report published by Forrester Consulting entitled, “State of Enterprise IoT Security in North America: Unmanaged and Unsecured:”

•	67% of enterprises have experienced an IoT security incident

•	84% of security professionals believe IoT devices are more vulnerable than computers; and

•	93% of enterprises are planning to increase their spending on security for IoT and unmanaged devices

Routinely installed IoT devices include video surveillance, access control, fire and life safety, utilities, conveyance, HVAC and building management, as well as public internet applications.

We believe GearBox’s “plug-and-play” monitoring of inventory, risk, compliance and rogue device detection, combined with readily accessible normalized data alleviates the level of risk introduced by IoT installations. The acquisition of IPG by the Company is subject to satisfactory completion of customary due diligence and the signing of a definitive agreement, which have not yet been completed as of the date of this Annual Report.

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Regulation

Our business is not currently subject to any licensing requirements in any jurisdiction in which we operate. This does not mean that licensing requirements may not be introduced in one or more jurisdiction in which we operate, and such requirements could be burdensome and/or expensive or even impose requirements that we are unable to meet.

We are subject to a number of U.S. federal and state laws and regulations that involve matters central to our business. These laws and regulations involve privacy, data protection, and other subjects. Many of the laws and regulations to which we are subject are still evolving and being tested in courts and could be interpreted in ways that could harm our business. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate.

Intellectual Property

The Company does not have any patents or trademarks on which it relies. We have engaged IP counsel to start our IP strategy in earnest.

We rely on confidentiality procedures, contractual commitments, and other legal rights to establish and protect our intellectual property. We generally enter into agreements with our employees and consultants that contain confidentiality provisions to control access to, and invention or work product assignment provisions to clarify ownership of, our proprietary information.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

The Company does not currently lease or own any physical premises other than the following: The Company currently uses 150 SE 2nd Ave, Suite 300, Miami FL 33131 as a mailing address. The Company also maintains a small, two desk, office at 12277 Soaring Way Suite 300-C Truckee, CA 96161 and a small 1 desk office at 55 East 3rd Ave, San Mateo, CA 94401. The Company has signed a 2-year lease which will start when the space is available (estimated to be in early April of 2022) for space at 655 Skyway Road, San Carlos, CA 94070 for $6,514 per month, which we intend to serve as development offices for our Company. However, the Company’s operations are generally conducted remotely.

Recent Developments

Cloudastructure recently received a subpoena from the U.S. Securities and Exchange Commission, in a matter captioned In the Matter of Certain Reg-A Issuers. The subpoena seeks documents from January 1, 2018 through the date of the subpoena. The Company is cooperating with the investigation and intends to produce documents in response to the subpoena. The Company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the fiscal years ended December 31, 2021 and December 31, 2020 should be read in conjunction with our financial statements and the related notes included in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Cloudastructure, Inc. is a corporation organized under the laws of the State of Delaware. The Company is headquartered in Florida. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

Basis of Presentation

Net Revenues. Net revenues consist of revenue recognized from subscriptions contracts, door and video services, installation services, and sales of controllers and recorders.

Cost of Goods Sold. Cost of goods sold consists of hosting costs, the costs of equipment sold, installation costs and the costs of the operations department.

Operating Expenses.  Operating expenses consist of general and administrative expenses, which are primarily salaries, professional fees, consulting costs and expenses related to the administrative functions of the Company, research and development expenses, which consist primarily of product development costs and salaries, and sales and marketing expenses, which represent public relations, advertising and direct marketing costs, as well as the associated personnel costs.

Results of Operations

For the years ended December 31, 2021 and 2020

Net Revenues. The Company’s net revenues for the year ended December 31, 2021 were approximately $421,000 compared to $91,000 for the year ended December 31, 2020 – an increase of $330,000. This increase in revenue is primarily the result a significant increase in the size of the Company’s sales and marketing team – which we believe provided a boost to the Company’s selling capabilities, resulting in increased revenues from sales. However, the Company’s cost of goods sold for the year ended December 31, 2021 increased even more, from approximately $70,000 for the year ended December 31, 2020 to approximately $937,000 for the year ended December 31, 2021. Costs of goods sold increased significantly in 2021 as a result of discounts related to hardware sales for early adopter customers, and an increase in the size of our operations team, which resulted in increased compensation costs. As a result, despite the increase in revenues, the Company’s gross profits decreased, from $20,536 for the year ended December 31, 2020 to a loss of $514,000 for the year ended December 31, 2021.

Operating Expenses. The Company’s operating expenses for the year ended December 31, 2021 were approximately $8,030,000 compared to $1,454,000 for the year ended December 31, 2020 – an increase of approximately $6,576,000. The largest component of operating expenses in 2021 were sales and marketing expenses, which increased significantly in 2021 – from $318,000 in 2020 to approximately $3,358,000 in 2021. Sales and marketing expenses increased significantly in 2021 due to an increase in the headcount of our sales and marketing team which had very few employees in 2020, as well as increased sales and marketing efforts of the Company, such as attending trade shows and online marketing. The next largest component of operating expenses in 2021 was general and administrative expenses, which were $3,092,000 for the year ended December 31, 2021 compared to $861,000 for the year ended December 31, 2020. General and administrative expenses increased in large part due to supporting the overall growth in the Company, which required increased expenditures for legal, recruiting and professional services, for which the Company hired outside consultants, and comprised approximately two thirds of the general and administrative expenses in 2021. Research and development expenses also increased significantly in 2021, totaling $1,580,000 for the year ended December 31, 2021 compared to $275,000 for the year ended December 31, 2020. The increase in R&D spend in 2021 was incurred in connection with an increase in R&D personnel costs of $623,843 and additional product development expenses.

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Loss from increase in fair value of SAFE Agreements. For the year ended December 31, 2021, the Company incurred a loss of $711,000, compared to a loss of $45,000 for the year ended December 31, 2020 resulting from an increase in the fair value of outstanding SAFEs of the Company. These SAFEs are remeasured to their estimated fair value each reporting period and the additional loss in 2021 resulted from an increase in the estimated fair value of the Company’s Class A Common Stock into which these SAFEs are expected to convert.

Net Loss. As a result of the foregoing, the Company suffered a net loss of $9,322,000 for the year ended December 31, 2021, compared to net loss of $1,826,000 for the year ended December 31, 2020.

Liquidity and Capital Resources

Since inception, the Company has relied on raising funds from the issuance of convertible notes, SAFEs, Warrants, and equity to fund its business. As of December 31, 2021, the Company had cash on hand of $13,647,000 and a working capital of $12,055,000. The Company could incur additional losses prior to generating additional positive working capital from operations. The Company also has had an accumulated deficit in earnings since inception. During the next year, the Company intends to fund its operations with funds raised from the issuance of securities in our 2020 and 2022 Regulation A Offerings, as amended, and funds from sales of products and services.

As of the date of this Annual Report, the Company expects its current capital will be able to fund operations for at least the next 12 months.

Issuances of Equity

On July 9, 2020, the Company commenced an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2020 Regulation A Offering”), initially qualifying the offer and sale of up to $50,000,000 of units consisting of 2 shares of Class A Common Stock of the Company at $1.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $0.75 (each, a “2020 Warrant”). In May of 2021, the Company filed a post-qualification amendment to the offering statement to increase the maximum offering amount of the 2020 Regulation A Offering from $50,000,000 to $75,000,000. On August 25, 2021, the Company filed a supplement to the offering circular to increase the price of the units from $1.00 to $1.20 and to increase the exercise price per share of the warrants comprising the units from $0.75 to $0.90 (each, a “2021 Warrant”). The 2020 Regulation A Offering terminated on February 21, 2022. As of March 31, 2022, the Company has closed on gross proceeds of $32,956,324, comprised of $31,948,699 from the sale 31,498,436 units, and $1,007,625 from the exercise of 1,343,500 2020 Warrants submitted to the Company by warrant holders.

On October 15, 2021, the Company’s board unanimously approved the repayment of all of the outstanding convertible notes of the Company (or alternatively, to allow such notes to convert into equity of the Company in the form of “units” consisting of 2 shares of Class A Common Stock and one warrant to purchase one share of Class A Common Stock at $0.75 per share) with such repayment to occur on or after October 31, 2021. As of October 31, 2021, the Company had a total of $2,053,574.32 in outstanding principal and interest owed to convertible noteholders. As of the date of this Annual Report, a total of $1,881,918.15 in outstanding principal and interest has been repaid to noteholders, consisting of $1,326,759.72 in cash and $555,158.43 in equity (via issuance of units). Certain of the convertible noteholders repaid were related parties of the Company. As of October 31, 2021, Mr. Bentley had 8 notes with a total principal amount of $29,200 and accumulated interest of $25,409.48, for a total outstanding balance of $54,609.48 owed to Mr. Bentley by the Company. On October 31, 2021, Mr. Bentley exchanged $1,000 of this outstanding balance for 2,000 shares of Class A Common Stock and 1,000 warrants to purchase 1,000 shares of Class A Common stock at $0.75 per share and received the remainder in cash. As of October 31, 2021 former board member Mr. Eschenbach had 3 notes with a total principal amount of $35,000 and accumulated interest of $28,981.64. Mr. Eschenbach exchanged $28,981 of the total outstanding balance of his notes for 57,962 shares of Class A Common Stock and 28,981 warrants to purchase 28,981 shares of Class A Common Stock with an exercise price of $0.75 per share and received the remaining $35,000.81 in cash. As of October 15, 2021, former board member Elizabeth Fetter had 3 notes with a total principal amount of $15,000 and accumulated interest of $11,106.58. Ms. Fetter exchanged $10,292 for 20,584 shares of Class A Common Stock and 10,292 warrants for Class A Common Stock with an exercise price of $0.75 per share and received the and received the remaining $15,814.58 in cash. As of the date of this Annual Report, there were no outstanding convertible notes held by Mr. Eschenbach or Ms. Fetter. As of December 31, 2022, total principal and interest payable to remaining convertible noteholders is $171,656.16. These convertible notes are still outstanding as of the date of this Annual Report.

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On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrues interest at 2.0% per annum and has a maturity date of December 3, 2022. The note is secured by the 3,300,000 shares of Class B Common Stock – if Mr. Bentley does not repay the note, the Company will receive these shares back. As of the March 31, 2022 Mr. Bentley has repaid $25,000 of the note and $348,158.84, plus accrued interest of $2,353.75, remains outstanding.

On January 21, 2022, the Company filed an offering statement on Form 1-A with the SEC for an offering pursuant to Regulation A of the Securities Act of 1933, as amended (the “2022 Regulation A Offering”) in order to qualify the offer and sale of up to $58,185,731 of units consisting of 2 shares of Class A Common Stock of the Company at $2.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50 (each, a “2022 Warrant”). As of the date of this Annual Report, the offering statement on Form 1-A is under SEC review, and has not yet been qualified.

Issuances of Convertible Notes

In 2020 and prior years, the Company issued promissory notes and convertible notes in exchange for cash for the purpose of funding its continuing operations (the “Notes”). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain predefined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes to convert the Notes, or a sale of the Company.

As of the date of this December 31, 2022, the total outstanding balance of these notes was $171,656.16, which includes accrued interest. All of this balance is represented by notes that are outstanding beyond their stated maturity date, which balance is immediately due and payable by the Company upon demand by the holders of the notes. To date, the Company has not received a demand for payment by holders of such Notes that are outstanding beyond their stated maturity date – however, the holders of such Notes may make such a demand for payment at any time.

Issuances of SAFES

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into SAFE agreements (Simple Agreement for Future Equity) with investors for net proceeds $388,340. The SAFE agreements have no interest rate or maturity date. The SAFE agreements are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $7,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. As of the date of this Annual Report, the SAFE agreements have not yet converted. The Company is working to convert these SAFEs into shares of Class A Common Stock.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFE agreements with investors (the “2020 Reg CF Offering”). The SAFE agreements become convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. The number of shares the SAFE agreements are convertible into is determined by whichever calculation provides for the greater number of shares between: A) an 80% discount to the pricing in the triggering equity financing; and B) the price implied by a $10,000,000 valuation cap divided by the capitalization of the Company (as defined in the agreements) at the triggering equity financing. For up to the first $100,000 raised in this offering, investors entered into a SAFE with the same terms, except for a lower valuation cap of $9,000,000. As of the date of this Annual Report, the Company raised $313,482 in net proceeds from the issuance of SAFEs to investors in this offering. As of the date of this Annual Report, the SAFE agreements have converted into 1,534,901 shares of Class A Common Stock.

Payroll Protection Program Loan

In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $36,637. The loan was forgivable if certain payroll targets were met. As of the date of this Annual Report, the Company has met those conditions, and the amount owed under this loan was forgiven.

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Trend Information

In 2021, the Company primarily focused on growing its sales and marketing team. At the end of 2020 we had only one full time employee in the areas of sales and marketing. As of March 31, 2022, we had 9 full time employees in these areas. We started to see results of their efforts in 2021. In 2021, our revenue began to increase and our sales pipeline started to expand. We currently have several large partnership opportunities outstanding. If we are able to capitalize on these partnership opportunities, we expect that our sales and revenues will significantly increase.

A continuing trend we have identified is the increase of camera pixel counts. Only 10 years ago, a typical camera might have 640x480 pixels. Today a typical camera has 1920x1080 pixels – with some cameras having twice that pixel count in each dimension. The increase in pixel count means there is more to see and our computational resources go up commensurately. We have noticed from the beginning of our business operations that our computational resources tend to follow Moore’s Law (computational power doubles every 18-24 months) and the pixel count increases significantly slower than that. This means that even though camera pixel counts continue to increase, which drives our computational load, the increase is slower than the rate at which computational resources become available to us. As such, we believe this trend will not cause any computational issues for us as these technological trends continue.

On February 4, 2022, we completed the acquisition of substantially all of the assets of Visionful, which offers a smart parking solution for transit providers, as well as commercial companies, hospitals, airports, universities and municipalities who are looking to better understand their parking usage and manage parking efficiency. We believe the acquisition of Visionful will add an exciting new license plate recognition and analytic component to our cloud-based video surveillance platform. Harmonious with Cloudastructure’s security platform, Visionful’s advanced License Plate Recognition features can be integrated with public safety API’s to alert security personnel to the presence of bad actors on their campuses. The feature provides a unique and vital differentiator between Cloudastructure’s award-winning video surveillance platform and that of competitors, which we hope will lead to more opportunities for our Company.

On January 19, 2022 the Company signed a non-binding Letter of Intent to acquire Infrastructure Proving Grounds (IPG), an internet of things (IoT) cybersecurity company. IPG produces the award-winning GearBox IoT security tool. GearBox combines a durable appliance with simple execution to allow industrial operators the insight they need to secure their infrastructure. GearBox provides cybersecurity and performance metrics to some of the nation's most critical infrastructure including utilities, commercial buildings, healthcare and transportation. The acquisition will add an important new layer of cybersecurity to the Company’s rapidly expanding physical and cybersecurity platform and will enable Cloudastructure to provide a key service offering for enterprise customers as they embrace new IoT technologies. We believe Gearbox’s “plug-and-play” monitoring of inventory, risk, compliance and rogue device detection, combined with readily accessible normalized data alleviates the level of risk introduced by IoT installations. We intend to continue to opportunistically search for acquisition opportunities in the future that complement our business.

Item 3. Directors and Officers

As of the date of this Annual Report, the Company’s officers and directors are as follows:

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Richard Bentley	Chief Executive Officer	52	March 28, 2003	N/A
Gregory Rayzman	Chief Technology Officer	60	October 21, 2019	N/A
Greg Smitherman	Chief Financial Officer	58	October 11, 2021	N/A
Lauren O’Brien	VP of Sales and Marketing	57	April 7, 2021	N/A
Directors
Richard Bentley		52	March 28, 2003	N/A
James McCormick		63	November 29, 2021	N/A
Jeff Karras		51	November 29, 2021	N/A
Jeff Kirby		58	November 29, 2021	N/A

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Richard Bentley, Chief Executive Officer, Director

Rick Bentley has over 20 years of Silicon Valley startup and technology experience. He was founder and CEO of Televoke Inc. (became deCarta, bought by Uber) where he raised eight figures of Venture Capital. Mr. Bentley has been a full time Advisor to Google X. He was a direct report to Andy Grove for half a decade. Investors have brought him in for interim-CEO roles at early stage companies. He was a Senior Consultant at Bearing Point Inc., which included two assignments in Baghdad. At General Magic he managed the “Portico” program, derivatives of which serve over a million subscribers. He was Director of Business Development for Machina, a design and engineering house that developed consumer electronics products, some of which sold over 10MM units. He was also Director of Product Development for Sensory Inc, which currently has the largest installed base of speech recognition systems in the world. Mr. Bentley is the author of multiple patents and patent filings, many of which were bought by Samsung in 2014. Mr. Bentley served as CEO of the Company since its inception in 2003. He received his BA in Physics and MS in Engineering from UC Berkeley.

Gregory Rayzman, Chief Technology Officer

Gregory Rayzman is a seasoned technologist and well recognized name in Silicon Valley. His expertise in Big Data and database architecture is sought by several emerging and well-established companies like Apple, where he provided pivotal leadership in designing and developing massively scalable and database backed infrastructures. Most recently, Mr. Rayzman had a great stint at TheFind shopping search engine with relevancy and popularity algorithm instead of the ordinary pay-for-placement. TheFind was acquired by Facebook in 2015. Prior to that, as Chief architect of a forward-looking company NebuAd, in 2007 he developed behavior targeting advertising systems based on the aggregate data, which everyone from Google and Yahoo to Facebook and Plaxo is looking into only now – for better targeted, more relevant advertising. He was previously a founding engineer and Chief architect for ITM Software, acquired by BMC. Mr. Rayzman also served as CTO for Claridyne Inc., an IT infrastructure and integration company. Mr. Rayzman was founding engineer and Director of Software Engineering for Annuncio Inc., acquired by PeopleSoft (now Oracle). Mr. Rayzman joined the Company in 2004, and is now its Chief Technology Officer. Mr. Rayzman holds both Bachelor and Master’s degrees in Computer Science from Moscow University and completed his postdoctoral education in Applied Mathematics at the Academy of Science before moving to the United States earlier in his career.

Mr. Rayzman works part-time for the Company, splitting his time between SteppeChange, where he has served as CTO and Chief Data Architect since April 2015, and his role at the Company.

Greg Smitherman, Chief Financial Officer

Greg Smitherman is a hands-on financial executive with over 20 years of M&A and venture capital experience and 10 years of operating experience. Mr. Smitherman joined Cloudastructure as its Chief Financial Officer in October 2021. Prior to joining Cloudastructure, Mr. Smitherman served as Chief Financial Officer of Accelergy Corporation, a producer of specialty chemicals for industrial, food, pharmaceutical, and oil and gas markets, from February 2013 to October 2021. In this position, he managed the company’s financials, and was actively involved in developing and executing on the company’s fundraising strategy and joint venture negotiations, where he oversaw closing on over $20 million in funding.

Mr. Smitherman brings extensive tactical, strategic and business planning experience in building and growing companies in multiple industries. He is experienced in successfully managing large and small teams in time-sensitive environments, and has had active roles in M&A transactions, fundraising efforts, and in navigating four companies undergoing IPOs.

He received his BSAE in Aerospace Engineering from the University of Michigan, and his MBA from the University of Chicago.

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Lauren O'Brien, VP Sales & Marketing

Lauren O'Brien joined Cloudastructure in April 2021 as its VP of Sales & Marketing. Lauren has over 20 years of executive experience in a variety of Sales, Sales Management, Marketing, Operations and General Management roles. Prior to joining Cloudastructure, Lauren most recently served as COO of VentureBeat, a leading enterprise AI publication. Lauren joined VentureBeat in March 2017, initially serving as VP of Operations, and then as Chief Operating Officer, where she led the company to profitability for the first time in its history while driving sales to double digit growth year over year. Lauren still serves as a Board Advisor to VentureBeat. From 2002 to 2017, she served as Chief Executive Officer of Shift Communications and Consulting, a leading consulting firm providing strategic consulting services to businesses to accelerate growth and improve operations. There, she was directly responsible for driving sales, and delivering strategic consulting services to C-level clients, and often was hired in executive roles for early-stage companies. Ms. O'Brien has extensive experience in sales, marketing and go-to-market strategy building for SaaS based startups. Ms. O'Brien also led the product strategy team for a $100m CRM company where she was instrumental in securing enterprise sales with the company’s first cloud-based CRM product. Ms. O'Brien has an MBA in Marketing and Finance from University of California Berkeley and a Bachelor’s Degree from the University of Vermont.

James McCormick, Director

Mr. McCormick has over 30 years of experience in finance, operations and administration, primarily in the high tech industry. He has been instrumental in raising over $1 billion in funds for companies he has been involved with, including IPO’s, sales to strategic investors, investments by VC’s and securities sales through capital markets. He has been involved in numerous M&A activities, both on buy-side and sell-side transactions. His experience has ranged from managing start-up companies to complex, multi-national entities.

From October 2015 to May 2019, Mr. McCormick served as Chief Financial Officer of Global Equipment Services (GES), a company specializing in production process and test equipment design, manufacturing, and global services for the semiconductor and electronics product manufacturing industry. While acting as CFO, Mr. McCormick oversaw the acquisition of GES by Kimball Electronics in an approximately $50 million transaction. From May 2019 to present, Mr. McCormick has served as the Chief Operating Officer for LTA Research and Exploration, an aerospace research and development company building experimental and certified manned and remotely piloted airships. He has held CEO, CFO and COO positions at various other public and private companies including Crossing Automation (sold to Brooks Automation (BRKS)), Serious Energy, PodTech, iPrint Technologies (sold to Harland Clarke), Tandem Computers (sold to Hewlett Packard (HPE)) and UB Networks (sold to Alcatel).

Mr. McCormick holds a BBA from the University of Toledo and a MBA from the University of Michigan.

Jeff Karras, Director

Jeff Karras is a venture capital professional with experience in technology, operations, marketing, and finance including more than 20 years investing in early to expansion stage technology companies. Mr. Karras is a founding partner at Alter Venture Partners, a VC fund targeting disruptive enterprise companies, where he has served as a Managing Partner since its inception in 2018 and has led investments in Balbix, SlashNext, LeVL, Deepsight, and Monogoto.

Prior to Alter Venture Partners, Mr. Karras was the Managing Director at Singtel Innov8 Ventures, another VC fund, where he was responsible for running the fund’s North American and Israeli investment activities from 2010 until his departure in 2018. At Innov8, Mr. Karras led a number of investments including Balbix, Moogsoft, Bitglass, Shape Security (Acquired by F5), Cardlytics (Nasdaq: CDLX), Jasper Technologies (Acquired by Cisco), Ruckus Wireless (Acquired by Brocade), Maker Studios (Acquired by Disney), Arista (NYSE: ANET), Vuclip (Acquired PCCW), Guavus (acquired by Thales), and MobileIron (Nasdaq:MOBL).

Before joining Singtel Innov8 Ventures, Mr. Karras was a General Partner with Levensohn Venture Partners (LVP) where he focused on infrastructure and platform technologies across digital media, enterprise infrastructure, security, and mobile/wireless. Past investments include Atheros (Nasdaq: ATHR), Covigo (acquired by Symbol), Rapt (acquired by Microsoft), Reconnex (acquired by McAfee), Wild Pockets (acquired by Autodesk), and ShotSpotter (Nasdaq:SSTI).

Mr. Karras received a BS in Commerce from the University of Virginia and an MBA from the Wharton School of the University of Pennsylvania.

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Jeff Kirby, Director

Jeff Kirby is the Founder of Resource Management and Development (“RM&D”), a real estate investment firm with a seasoned team of commercial real estate service experts founded by Mr. Kirby in 1993. With expertise in master-planned communities and commercial development, RM&D, had roles in developing and managing over 20,000 residential lots in the Northern Nevada market as well as developing over 800,000 square feet of office space in the Reno, Nevada market.

In Mr. Kirby’s more than 25 year-career, he has also consulted on investment and pension fund matters for several prominent trusts and funds, created and managed joint venture partnership business arrangements and involvement in funding and capital generation for private and publicly traded companies, and co-founded North Valley Holdings, the single largest producer of new water rights to municipal markets in Nevada and Northern California.

Mr. Kirby is a long-time Nevada resident. He’s an accomplished aviator who holds a Commercial Rotorcraft Airman Certificate, as well as fixed-wing privileges.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2021, we compensated our three highest-paid executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)(4)	Total compensation ($)
Rick Bentley	Chief Executive Officer	488,541	(1)	1,009,800	1,500,633
Gregory Rayzman	Chief Technology Officer	291,664	(2)	0	0
Lauren O’Brien	VP of Sales and Marketing	153,589	(3)	0	153,589

(1)	Comprised of $338,541 in salary and $150,000 in bonus compensation received by Mr. Bentley during the 12 months ended December 31, 2021. Under his employment agreement, Rick Bentley was paid an annual salary of $295,000 until March 2021. His annual salary was increased in March 2021 to $350,000 and he received a $150,000 bonus in April 2021. He earned a performance bonus in 2021 of $175,000, which was paid in January of 2022. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of six months of salary and benefits.
(2)	Comprised of $241,664 in salary and $50,000 in bonus received by Mr. Rayzman during the 12 months ended December 31, 2021. Under his employment agreement, Mr. Rayzman was paid an annual salary of $250,000, and was eligible to receive an increase to his base compensation in 2021.
(3)	Comprised of $139,356 in salary and sales commissions and a $20,000 signing bonus received by Ms. O’Brien during the 12 months ended December 31, 2021. Under her employment agreement, Ms. O’Brien is entitled to receive an annual salary of $150,000. On December 1 2021, her salary was increased to $200,000 per year. She was awarded a $25,000 bonus for 2021 performance which was paid in January of 2022. She is eligible to receive a 5% commission of recognized revenues for all sales that she and her team make. In the event that her employment is terminated other than for cause or her resignation, she is eligible to receive severance of six months of salary and benefits if she and her team generate more than $1 million in revenues in 2021.
(4)	“Other compensation” for the individuals listed in this table consists of equity-based compensation in the form of stock option grants for shares of the Company’s Class B Common Stock that vested during the 12 months ended December 31, 2021. Mr. Bentley also exercised stock options for 3,300,000 shares of Class B Common Stock resulting in $1,009,800 of income due to the difference in exercise price and fair market value of the Class B Common Stock according to the Company’s 409a valuation report. The numbers in the table represent the dollar value of the vested stock options at the grant date of such options.

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For the fiscal year ended December 31, 2021, 3 of our 4 current directors earned cash compensation for their services as directors in the total amount of $25,000, but this amount was not paid to the directors until 2022. The Company’s Board of Directors approved annual compensation to each of the Company’s three new directors (Mr. Kirby, Mr. McCormick, and Mr. Karras) of $100,000 per year. The Company has not entered into formal employment agreements with any of these individuals. Additionally, we paid former directors of the Company Elizabeth Fetter, Ralph Eschenbach, and Adam Levin a total of $110,052 in cash compensation in 2021 for their services as directors.

Other than the compensation listed in the table above, no other compensation was provided to the executive officers or directors of the Company named in the table above for the fiscal year ended December 31, 2021.

Mr. Smitherman joined the Company as its Chief Financial Officer in October 2021. Under his employment agreement, Mr. Smitherman will be paid an annual salary of $300,000. He is eligible to receive a performance bonus in 2022 equal to up to 25% of his salary. Any bonus will be based on the achievement of goals and milestones established by the Company’s board. In the event that his employment is terminated other than for cause or his resignation, he is eligible to receive severance of three months of salary and benefits.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of March 31, 2022, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities or having the right to acquire those securities.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership Acquirable (1)	Percent of class (2)
Rick Bentley, 150 SE 2nd Ave, Suite 300, Miami, FL 33131.	Class B Common Stock	4,800,000	13,994,802	35.8%
	Class A Common Stock	2,000	0	0.0%
All Officers and Directors as a Group (7 in this group)	Class B Common Stock	4,800,000	18,270,794	46.8%
All Officers and Directors as a Group (7 in this group)	Class A Common Stock	2,000	0	0.0%

________________

(1)	Represents shares acquirable from the exercise of options pursuant to the Company’s Amended 2014 Stock Plan within 60 days of March 31, 2022.
(2)	Percent of class calculations for Class B Common Stock are based on 6,282,888 shares of Class B Common Stock outstanding as of March 31, 2022, and an additional 32,783,321 shares issuable pursuant to options that may be exercised pursuant to the Company’s Amended 2014 Stock Plan within 60 days of March 31, 2022. Percent of class calculations for Class A Common Stock are based on 74,363,816 shares of Class A Common Stock outstanding as of March 31, 2022.

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Item 5. Interest of Management and Others in Certain Transactions

On February 20, 2020 the Company sold 1,500,000 shares of the Company’s Common Stock to Richard Bentley, its Chief Executive Officer, for an aggregate purchase price of $6,000 pursuant to a Restricted Stock Purchase Agreement of the same date. Mr. Bentley issued a promissory note to the Company in the principal amount of $6,000. The note accrues interest at 1.86% per annum, and has a maturity date of February 20, 2030. As of the date of this Annual Report, the entire balance of this note is still outstanding.

On February 9, 2021, the Company entered into an Aircraft Dry Lease Agreement with Cloud Transport Operations, LLC, pursuant to which the Company leases a Cessna C210 aircraft, which the Company intends to allow its executive officers and/or directors to use for certain business travel purposes. The term of the agreement commenced on February 9, 2021, and ends once the Company has accrued 180 flight hours, at which point the agreement may be extended upon the purchase of additional flight hours. As compensation, the Company agreed to pay Cloud Transport Operations $900 per month as a management fee, and $490 per flight hour. The Company agreed to pay the first month’s management fee (pro-rated) and for the 180 flight hours in advance on February 9, 2021, for a total of $88,200. As such, the Company’s only payment obligation going forward will be the $900 per month management fee, until such time as the Company decides to purchase more flight hours, which it is under no obligation to do. Cloud Transport Operations, LLC is a Nevada limited liability company. Rick Bentley, the Company’s Chief Executive Officer, has an indirect ownership interest in this LLC.

On October 15, 2021, the Company’s board unanimously approved the repayment of all of the outstanding convertible notes of the Company (or alternatively, to allow such notes to convert into equity of the Company). As of October 15, 2021, Mr. Bentley had 8 notes with a total principal amount of $29,200 and accumulated interest of $25,409.48, for a total outstanding balance of $54,609.48 owed to Mr. Bentley by the Company. On October 15, 2021, Mr. Bentley exchanged $1,000 of this outstanding balance for 2,000 shares of Class A Common Stock and 1,000 warrants to purchase 1,000 shares of Class A Common stock at $0.75 per share and received the remainder in cash.

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrues interest at 2.0% per annum and has a maturity date of December 3, 2022. The note is secured by the 3,300,000 shares of Class B Common Stock – if Mr. Bentley does not repay the note, the Company will receive these shares back. As of March 31, 2022, unpaid principal of $348,158.84, plus accrued interest of $1,762.35, is still outstanding on this note.

Item 6. Other Information

None.

Item 7. Financial Statements

Cloudastructure, Inc.

(a Delaware corporation)

Audited Consolidated Financial Statements

For the calendar years ended December 31, 2021 and 2020

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INDEPENDENT AUDITOR’S REPORT

March 31, 2022

To:	Board of Directors, Cloudastructure, Inc.
Attn: Rick Bentley

Re:	2021-2020 Consolidated Financial Statement Audit

We have audited the accompanying consolidated financial statements of Cloudastructure, Inc. (a corporation organized in Delaware) (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, and the related consolidated statements of income, stockholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and the consolidated results of its operations, shareholders’ equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

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Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC

Aurora, CO

March 31, 2022

18

Cloudastructure, Inc.

CONSOLIDATED BALANCE SHEETS

See accompanying Independent Auditor’s report

Amounts in thousands, except share numbers

	December 31, 2021	December 31, 2020
TOTAL ASSETS
Current assets:
Cash and cash equivalents	$13,647	$2,836
Accounts receivable	294	23
Other current assets	413	28
Total current assets	14,354	2,887

Non-current assets:
Fixed assets, net	356	53
TOTAL ASSETS	$14,710	$2,940

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Liabilities
Current liabilities:
Accounts payable	$396	$102
Accrued expenses	213	32
Deferred revenue	52	11
Convertible notes	165	1,726
SAFE agreements	1,394	683
Payroll Protection Program loan	–	37
Interest payable	79	472
Total current liabilities	2,299	3,063

Non-current liabilities:
Convertible notes	–	61
Other non-current liabilities	–	93

TOTAL LIABILITIES	2,299	3,217

Shareholders’ equity (deficit):
Common stock, Class A (par value $0.001; 250,000,000 shares authorized; 65,317,589 and 9,989,000 shares issued at December 31, 2021 and December 31, 2020, respectively)	65	10
Common stock, Class B (par value $0.001; 100,000,000 shares authorized; 6,280,888 and 2,980,888 shares issued and outstanding at December 31, 2021 and December 31, 2020)	6	3
Additional paid-in capital	26,028	4,076
Accumulated deficit	(13,688)	(4,366)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	12,411	(277)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$14,710	$2,940

See accompanying notes to the consolidated financial statements

19

Cloudastructure, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

See accompanying Independent Auditor’s report

Amounts in thousands, except for per share amounts

	Years Ended
	December 31, 2021	December 31, 2020

Revenues, net	$421	$91
Less: cost of goods sold	(937)	(70)
Gross profit (loss)	(514)	21

Operating expenses:
General and administrative	3,092	861
Research and development	1,580	275
Sales and marketing	3,358	318
Total operating expenses	8,030	1,454

Loss from operations	(8,544)	(1,433)

Other expenses, net:
Loss from increase in fair value of SAFE agreements	(711)	(45)
Loss from increase in fair value of embedded derivative	(42)	(271)
Interest expense	(62)	(77)
Other income	37	–

Net loss	$(9,322)	$(1,826)

Basic and diluted loss per share of Class A and Class B Common Stock	$(0.17)	$(0.35)

See accompanying notes to the consolidated financial statements

20

Cloudastructure, Inc.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

See accompanying Independent Auditor’s report

Amounts in thousands, except share numbers

	Common Stock, Class A		Common Stock, Class B		Additional Paid-in	Accumulated	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Capital	Deficit	(Deficit)
Balances as of January 1, 2020	–	$–	1,480,888	$1	$14	$(2,540)	$(2,525)
Issuances of Class A shares for cash, net of issuance costs	9,989,000	10	–	–	4,021	–	4,031
Issuance of Class B shares	–	–	1,500,000	2	4	–	6
Stock-based compensation	–	–	–	–	36	–	36
Net loss	–	–	–	–	–	(1,826)	(1,826)
Balances as of December 31, 2020	9,989,000	$10	2,980,888	$3	$4,076	$(4,366)	$(277)
Issuances of Class A shares for cash, net of issuance costs	49,844,160	50	–	–	21,442	–	21,492
Conversion of notes payable into Class A shares	5,484,429	5	–	–	852	–	858
Exercise of stock options	–	–	3,300,000	3	10	–	13
Issuance of note receivable due from shareholder	–	–	–	–	(373)	–	(373)
Stock-based compensation	–	–	–	–	21	–	21
Net loss	–	–	–	–	–	(9,322)	(9,322)
Balances as of December 31, 2021	65,317,589	$65	6,280,888	$6	$26,028	$(13,688)	$12,411

See accompanying notes to the consolidated financial statements

21

Cloudastructure, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

See accompanying Independent Auditor’s report

Amounts in thousands

	Years Ended
	December 31, 2021	December 31, 2020
Cash flows from operating activities:
Net loss	$(9,322)	$(1,826)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	34	3
Stock-based compensation	21	36
Fair value adjustments to embedded derivative and SAFEs	753	315
Gain on forgiveness of Payroll Protection Program loan	(37)	–
Changes in operating assets and liabilities:
Accounts receivable	(271)	(5)
Other current assets	(385)	(22)
Accounts payable	294	66
Accrued expenses	181	(90)
Deferred revenue	41	(1)
Interest payable	(232)	71
Other liabilities	(93)	–
Net cash used in operating activities	(9,017)	(1,452)

Cash flows from investing activities:
Purchases of fixed assets	(337)	(51)
Net cash used in investing activities	(337)	(51)

Cash flows from financing activities:
Proceeds from issuances of Class A shares	21,492	4,031
Proceeds from convertible notes and SAFEs	–	268
Proceeds from Payroll Protection Program Loan	–	37
Repayments of convertible notes	(954)	–
Payment of shareholder liability in exchange for note receivable	(373)	–
Net cash provided by financing activities	20,165	4,336

Net increase in cash	10,811	2,833

Cash at beginning of year	2,836	3
Cash at end of year	$13,647	$2,836

Supplemental disclosure of non-cash financing activities:
Notes and interest payable converted into Class A shares	$858	$–

See accompanying notes to the consolidated financial statements

22

Cloudastructure, Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

See accompanying Independent Auditor’s report

As of and for the Years Ended December 31, 2021 and 2020

NOTE 1 - NATURE OF OPERATIONS

Cloudastructure, Inc. (“the Company”) is a corporation organized under the laws of the State of Delaware and headquartered in California. The Company provides cloud-controlled physical infrastructure to enterprises in the form of video surveillance and access control in a cloud-model. Since inception, the Company has relied primarily on financing activities, including an offering under Regulation A, to fund its operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000, but at times the Company may maintain balances in excess of the federally insured limits.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company routinely assesses its outstanding accounts receivable and recorded a reserve for estimated uncollectible accounts of $35,125 and $0 at December 31, 2021, and 2020, respectively.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

23

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $2,500. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When fair value measurements are used, valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

GAAP has established a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

The Company’s SAFEs are adjusted to fair value each reporting period pursuant to Accounting Standards Codification (“ASC”) 480 and are classified within Level 3 of the fair value hierarchy. The Company’s estimate of fair value is largely based on its expectations related to the likelihood, timing, and manner in which the SAFEs will ultimately be settled. Significant unobservable inputs include an estimate of the underlying fair value of the Company’s Class A Common Stock, which is dependent on assumptions related to projected cash flows of the business, volatility, and expected term.

Income Taxes

The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

24

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from subscription contracts with customers is recognized ratably over the period that commences on the subscription start date and ending on the date the subscription term expires. Revenue from door and video services is generally recognized at the completion of the professional services. Revenue from sales of controllers and recorders is generally recognized at time of delivery.

Basic and Diluted Loss Per Share

The number of shares used to calculate basic and diluted loss per share for the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Class A Common Stock	52,077,918	2,316,179
Class B Common Stock	3,288,285	2,855,888
Total	55,366,203	5,172,067

In 2021 and 2020, approximately 77.8 million and 76.5 million shares issuable upon the exercise of stock options and warrants and from the potential conversion of convertible notes and SAFEs were excluded from the calculation of diluted loss per share because such amounts were antidilutive.

Recent Accounting Pronouncements

ASC 842 requires entities to recognize on the balance sheet the assets and liabilities for the rights and obligations resulting from leases with terms greater than 12 months. ASC 842 also requires additional disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. The new standard is effective for the Company beginning on January 1, 2022, but is not expected to have a significant impact since the Company is not currently a party to any material lease commitments.

NOTE 3 – CONVERTIBLE NOTES

In previous years the Company issued various convertible notes (the “Notes”) that accrue interest at rates ranging from four to six percent per annum. The balance of the Notes at December 31, 2021 and 2020 was as follows:

	December 31, 2021	December 31, 2020
Principal balance outstanding	$155,000	$1,516,610
Estimated fair value of embedded derivative	10,085	270,925
Total convertible notes and fair value of embedded derivative	165,085	1,787,535
Less: convertible notes and embedded derivative classified as current	–	(1,726,574)
Noncurrent convertible notes	$–	$60,961

25

Certain Notes provide the holders with a right to convert into equity at a pre-determined discount to market value under certain conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company. This premium that may be received by holders upon conversion of their Notes is a variable share redemption feature that has been accounted for separately at fair value as an embedded derivative.

During 2021, the Company settled Notes with a principal value of approximately $1,346,000, accrued interest of $463,000 and a related embedded derivative value of approximately $303,000 through (i) cash repayments of approximately $1,254,000 and (ii) the issuance of 5,484,429 shares of Class A stock and warrants to purchase 2,754,215 shares of Class A Common Stock at an exercise price of $0.75 per share.

NOTE 4 – SAFE INSTRUMENTS

On July 16, 2019, the Company completed a Regulation Crowdfunding offering in which it entered into Simple Agreements for Future Equity (“SAFEs”) with investors in exchange for cash of $388,340, net of issuance costs. These SAFEs have no interest rate or maturity date and are convertible at the option of the Company upon an equity financing of the Company in which $1,000,000 in net proceeds are received into shares of the Common Stock or Preferred Stock of the Company issued in such equity financing.

On November 1, 2019, the Company commenced another Regulation Crowdfunding offering in which it entered into SAFEs with investors. These SAFEs have no interest rate or maturity date and are convertible into shares of Preferred Stock of the Company (currently none are authorized) issued in a future equity financing of the Company. During 2020, the Company raised $313,842 from the issuance of these SAFEs.

The SAFEs are convertible into shares of stock at a conversion price equal to the lesser of (i) the SAFEs’ principal balance divided by the product of the price per share of stock sold in a qualified equity financing multiplied by 80%, and (ii) the SAFEs’ stated valuation cap divided by the number of fully diluted shares outstanding. At December 31, 2021, management estimated these SAFEs were potentially convertible into 4.2 million shares of Class A Common Stock. Management expects these SAFEs will be converted during 2022 and has therefore classified these amounts as current liabilities in the accompany balance sheets.

The SAFEs are accounted for at fair value. For as long as the SAFEs remain outstanding, the Company will continue to record changes in the estimated fair value as a gain or loss on the statement of operations.

The following reconciles the SAFEs’ principal balance to the amounts presented on the balance sheet at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Principal balance outstanding	$702,182	$702,182
Estimated fair value adjustment	691,698	44,542
Estimated fair value	1,393,880	746,724
Less: unamortized issuance costs	–	(64,008)
	$1,393,880	$682,716

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NOTE 5 – SHARE CAPITAL

Securities Offering:

Beginning in 2020, the Company commenced an offering of units that are exempt from registration under Regulation A. Each unit consists of two shares of Class A Common Stock and one warrant to purchase shares of Class A Common Stock. Through August 24, 2021, the purchase price of each unit was $1.00, and the exercise price of each warrant was $0.75 per share.

On August 25, 2021, the Company updated its offering of units that are exempt from registration under Regulation A. Beginning on this date, each unit was offered at a price of $1.20 and the exercise price of the accompanying warrant was increased to $0.90 per share. Issued warrants are immediately exercisable and expire 18 months after their issuance date. No warrants were exercised during 2021 and 2020.

The following table is a summary of the outstanding warrants at December 31, 2021 and December 31, 2020:

	December 31, 2021	December 31, 2020
Warrants issued with units at an exercise price of $0.75	29,247,625	4,994,500
Warrants issued with units at an exercise price of $0.90	668,955	–
Warrants issued to settle Notes at an exercise price of $0.75	2,742,215	–
Total Class A common stock warrants outstanding	32,673,095	4,994,500

Rights of Common Stockholders

Holders of shares of Class A Common Stock are entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of shares of Class B Common Stock are entitled to 20 votes for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Holders of both Class A and Class B Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds as detailed in the Company’s certificate of incorporation. The Company has never declared or paid cash dividends on any of its capital stock.

In the event of a voluntary or involuntary liquidation, dissolution, or winding up of the Company, holders of the Class A Common Stock and Class B Common Stock will be treated equally, identically and ratably, on a per share basis, with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders of the Company.

27

Stock-Based Compensation:

The following table summarizes the Company’s stock option activity for the years ended December 31, 2021 and 2020:

	Number of Options	Exercise Price	Weighted-Average Exercise Price
Options outstanding at January 1, 2020	–	$–	$–
Granted	44,314,000	0.004	0.004
Canceled	–
Exercised	–
Options outstanding at December 31, 2021	44,314,000	0.004	0.004
Granted	–	–	–
Canceled	–	–	–
Exercised	(3,300,000)	0.004	0.004
Options outstanding at December 31, 2021	41,014,000	$0.004	$0.004

Granted options are exercisable into shares of the Company’s Class B Common Stock, vest over four years, and expire ten years from the date of grant.

At December 31, 2021, options exercisable into 16,087,375 shares of Class B Common Stock were vested and a total of 45,686,000 shares of Class B Common Stock remained reserved for future grants under the Company’s stock option plan. Unrecognized compensation cost related to outstanding stock options was $27,456 at December 31, 2021, and will be recognized in future periods as the related options continue to vest.

The Company estimated the fair value of options granted in February 2020 to be $0.002. The fair value of stock option grants is estimated on the date of grant using a Black-Scholes model. The Company lacks company-specific historical and implied volatility information; therefore, it estimates its expected stock volatility based on the historical volatility of its publicly traded peer companies. The expected term of the Company’s common stock options for employees and directors has been determined utilizing the “simplified” method as the Company has insufficient historical experience for options grants overall, rendering existing historical experience irrelevant to expectations for current grants. The expected term of the Company’s common stock options for non-employees is based on the contractual term of the common stock option granted. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. The expected dividend yield is assumed to be 0 percent because the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company values its common stock by taking into consideration its most recently available valuation of common stock performed by management and the Board of Directors, as well as additional factors which may have changed from the date of the most recent valuation through the grant date.

NOTE 6 – INCOME TAX PROVISION

The Company has incurred a cumulative income tax net operating loss from prior years. Without persuasive evidence that the Company will be able to utilize this net operating loss carryforward in the foreseeable future, the Company has established a full valuation allowance against that deferred tax asset. Accordingly, no net tax provision or tax benefit has been recognized during the years ended December 31, 2021 and 2020.

28

Deferred income taxes are provided to reflect the future tax consequences or benefits of differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using enacted tax rates. The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and liabilities are as follows at December 31:

	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$2,837,000		$815,000
Research and development credits	115,000		27,000
Other	9,000		9,000
Total deferred tax assets	2,961,000		851,000
Deferred tax liabilities:
Fixed assets	–		(1,000)
Total deferred tax liabilities	–		(1,000)
Valuation allowance	(2,961,000)		(850,000)
Net deferred tax assets	$–	$

At December 31, 2021, the Company had federal and state net operating loss (“NOL”) carryforwards of $10,928,000 and $16,148,000, respectively, which are available to offset future federal and state taxable income. If not used, these NOL carryforwards begin to expire in 2034. Approximately $2,017,000 of federal NOL carryforwards are not subject to expiration.

The Company also had federal and state research and development (“R&D”) credit carryforwards at December 31, 2021 of $104,000 and $72,000, respectively, which are available to offset future federal and state taxable income. The federal R&D credit carryforwards begin to expire in 2039, but the state R&D credit carryforwards are not subject to expiration.

Utilization of the NOL carryforwards may be subject to an annual limitation due to the ownership percentage change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. This annual limitation may result in the expiration of the NOL carryforwards before utilization.

The Company accounts for uncertain tax positions following the guidance in ASC 740 which prescribes a recognition threshold of more-likely-than-not and a measurement attribute for all tax positions taken or expected to be taken on a tax return in order for those tax positions to be recognized in the financial statements. ASC 740 clarifies the criteria that each tax position must satisfy for some or all of the benefits of that position to be recognized in the Company’s financial statements. At December 31, 2021 and 2020, the Company determined that no liability related to uncertain tax positions was required to be recorded in the financial statements.

At December 31, 2021 and 2020, the Company had unrecognized tax benefits of $61,000 and $0, respectively. The following table summarizes the activity related to the Company’s unrecognized tax benefits:

Balance at December 31, 2020	$–
Increases related to prior year tax positions	14,000
Increases related to current year tax positions	47,000
Balance at December 31, 2021	$61,000

The Company’s tax returns from 2003 through 2021 will remain open for examination by federal and state authorities for three and four years, respectively, from the date of utilization of any NOL carryforwards.

29

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company recently received a subpoena from the U.S. Securities and Exchange Commission, in a matter captioned In the Matter of Certain Reg-A Issuers. The subpoena seeks documents from January 1, 2018 through the date of the subpoena. The Company is cooperating with the investigation and intends to produce documents in response to the subpoena. The Company can offer no assurances as to the outcome of this investigation or its potential effect, if any, on the Company.

The Company is not currently involved in or aware of threats of any litigation.

NOTE 8 – RELATED PARTY TRANSACTIONS

The following transactions occurred between related parties, therefore, there can be no guarantee that the terms, conditions, interest rates or prices were transacted at an arm’s-length rate.

Aircraft Lease

On February 9, 2021 the Company entered into an agreement with Cloud Transport, a company owned 100 percent by Rick Bentley, the Company’s Chief Executive Officer. The agreement is for the dry lease of an aircraft used for company travel for $900 per month (the management fee) and $490 per flight hour with 180 flight hours paid in advance. The term of the lease is from the effective date until 180 flight hours are consumed and the month monthly management fee is paid.

Issuance of Shares for Notes Receivable

On November 28, 2021, Mr. Bentley exercised options to purchase 3,300,000 shares of Class B Common Stock. On December 3, 2021, the Company loaned to Mr. Bentley $373,158.84 to pay withholding taxes related to the option exercise. The note accrues interest at 2.0% per annum and has a maturity date of December 3, 2022. The note is secured by the 3,300,000 shares of Class B Common Stock – if Mr. Bentley does not repay the note, the Company will receive these shares back.

In February 2020, the Company issued 1,500,000 shares of Class B Common Stock to Mr. Bentley in exchange for a promissory note receivable for $6,000. The note receivable matures in February 2030 and bears interest at the rate of 1.86 percent per annum.

Related-Party Notes

In years prior to 2020, the Company issued $29,200 of notes to its Mr. Bentley. On October 31, 2021, Mr. Bentley exchanged $1,000 of this outstanding balance for 2,000 shares of Class A Common Stock and 1,000 warrants to purchase 1,000 shares of Class A Common stock at $0.75 per share. The Company paid the remaining balance in cash and these notes are no longer outstanding at December 31, 2021.

During 2021, the Company settled three convertible notes with Ralph Eschenbach, a former board member, that had a total principal amount of $35,000 and accrued interest of $28,981.64. Mr. Eschenbach exchanged $28,981 of the total outstanding balance of his notes for 57,962 shares of Class A Common Stock and warrants to purchase 28,981 shares of Class A Common Stock with an exercise price of $0.75 per share and received the remaining $35,000.81 in cash. Also during 2021, the Company settled three convertible notes with Elizabeth Fetter, a former board member, that had a total principal amount of $15,000 and accrued interest of $11,106.58. Ms. Fetter exchanged $10,292 of the total outstanding balance of her notes for 20,584 shares of Class A Common Stock and warrants to purchase 10,292 shares of Class A Common Stock with an exercise price of $0.75 per share and received the and received the remaining $15,814.58 in cash. At December 31, 2021, there were no outstanding convertible notes held by Mr. Eschenbach or Ms. Fetter.

30

NOTE 9 – SUBSEQUENT EVENTS

Visionful Acquisition

On February 4, 2022, the Company completed the acquisition of substantially all of the assets and assumed certain stated liabilities of Visionful Holding Inc., a Delaware corporation (“Visionful”). The Company, Visionful and the sole stockholder of Visionful entered into an asset purchase agreement dated December 30, 2021, as amended as of February 1, 2022 (the “Purchase Agreement”). The asset acquisition was deemed completed by the parties as of February 1, 2022.

Under the terms of the Purchase Agreement the total purchase price for the purchased assets is up to a maximum of (i) $1,081,499.20 in cash (the "Cash Payment") and (ii) 1,000,000 shares of Class A Common Stock valued at $0.60 per share (the "Equity Payment"). The total maximum purchase price is to be paid in two installments. At Closing, the Company paid to Visionful (i) $282,662 in cash (less $28,000 to be retained by the Company for six months as an indemnification holdback amount) and, (ii) 293,062 shares of Class A Common Stock.

The Purchase Agreement also provides that if, within six months of the Closing, the Company is able to enter into a contract with Stanford Healthcare Systems that provides the Company with at least $1,467,000 in consideration payable by Stanford Healthcare Systems for the Company providing hardware, installation and one year of software, an additional cash payment of $798,837.20 shall be made and the Company will issue an additional 706,938 shares of Class A Common Stock to Visionful (the “Contingent Payments”). In the event that a contract with Stanford HealthCare Systems is timely entered into, but with a value of less than $1,467,000, the Contingent Payments would be appropriately pro-rated. The Company has not entered into a contract with Stanford HealthCare Systems.

Infrastructure Proving Grounds Letter of Intent

On January 19, 2022 the Company signed a non-binding Letter of Intent to acquire Infrastructure Proving Grounds (“IPG”), an internet of things cybersecurity company. Under the proposed terms, the total transaction price would include $250,000 of cash due at closing and warrants to purchase 15,000,000 shares of Class A Common Stock, of which 3,750,000 would vest at closing and the remainder would vest upon the achievement of specified profitability metrics in 2022 through 2024.

Option Grant

In January 2022, the Company granted options to purchase a total of 28,685,000 shares of Class B Common Stock to various directors, officers, and employees of the Company. The options have an exercise price of $0.31, vest over four years, and expire ten years from the date of grant.

Securities Offering

Since the end of 2021, the Company has continued its fundraising efforts through its Regulation A financing round. As of February 28, 2021, the company has sold an additional 2.9 million shares of Class A Common Stock, plus an additional 1.5 million warrants to purchase Class A Common Stock, for net proceeds of $1,769,000. In addition, 1.3 million warrants were exercised to purchase 1.3 million shares of Class A Common Stock for net proceeds of $1,006,000. The offering terminated on February 21, 2022.

On February 21, 2022, the Company filed an updated offering statement on Form 1-A with the SEC for an offering pursuant to Regulation A in order to qualify the offer and sale of up to $58,185,731 of units consisting of 2 shares of Class A Common Stock of the Company at $2.00 per unit, and 1 warrant to purchase 1 share of Class A Common Stock of the Company at an exercise price of $1.50.

Management’s Evaluation

Management has evaluated subsequent events through March 31, 2021, the date the financial statements were available to be issued. Based on the foregoing, no additional material events were identified which require adjustment or disclosure in the financial statements.

31

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1++	Amended and Restated Certificate of Incorporation

2.2+	Bylaws

3.1++++++	Form of Warrant

3.2++	Form of Warrant Agreement, by and between the Company and VStock Transfer, LLC

4++	Form of Subscription Agreement

6.1*	Amended Agreement with Dalmore Group, LLC

6.2+	Promissory Note issued by Rick Bentley to the Company dated February 20, 2020)

6.3+	Restricted Stock Purchase Agreement between the Company and Rick Bentley dated February 20, 2020

6.4+	Amended 2014 Stock Option Plan

6.5++++	Rick Bentley Employment Agreement

6.6++++	Gregory Rayzman Employment Agreement

6.7++++++	Gregory Smitherman Employment Agreement

6.8++++	Lauren O’Brien Employment Agreement

6.9++++	Aircraft Dry Lease Agreement dated February 9, 2021 between the Company and Cloud Transport Operations, LLC.

6.10+++++	Asset Purchase Agreement dated December 30, 2021 between the Company and Visionful, Inc., as amended

6.11++++++	Promissory Note and Security Agreement dated December 3, 2021 between the Company and Rick Bentley (as Borrower)

__________________________

*	Filed herewith
+	Incorporated by reference to the Company’s Form 1-A filed with the SEC on April 10, 2020.
++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on May 26, 2020.
+++	Incorporated by reference to the Company’s Form 1-A/A filed with the SEC on June 11, 2020.
++++	Incorporated by reference to the Company’s Form 1-K filed with the SEC on April 30, 2021.
+++++	Incorporated by reference to the Company’s Form 1-U filed with the SEC on February 8, 2022.
++++++	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 8, 2022.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer
Date: April 15, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

/s/ Rick Bentley
Rick Bentley, Chief Executive Officer, Director
Date: April 15, 2022

/s/ Gregory Smitherman
Gregory Smitherman, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer
Date: April 15, 2022

/s/ James McCormick
James McCormick, Director
Date: April 15, 2022

/s/ Jeff Karras
Jeff Karras, Director
Date: April 15, 2022

/s/ Jeff Kirby
Jeff Kirby, Director
Date: April 15, 2022

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